Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

February 1, 2018

Merger Integration Update: Shareholder Approval

To the Capella Team: Back in December, I outlined some of the milestones of the Capella-Strayer merger closing and integration. I’m pleased to tell you that we reached a significant one on January 19.

Shareholder approval of merger proposal.

On January 19, shareholders of both Capella Education Company and Strayer Education voted resoundingly to approve the proposed merger. The overwhelming approval signals the confidence shareholders have in the future of Strategic Education, Inc., and is an important step in meeting our goal to close the deal in Q3 of 2018.

What’s next? Integration work continues in earnest.

As I mentioned in my last update, we’ve established an Integration Management Office to organize and execute the integration. That team is in place and is beginning integration activities along several work streams. For example, we’ve created a team to explore how work gets done at both organizations and which technical systems (in IT and elsewhere) are used. We have another team focused on understanding our two organizations’ cultures and how to communicate most effectively across both companies. There are work streams underway in other important areas, and we’ll be talking more about them in the coming months.

The All-Employee Meeting on Friday, February 23 will be another important way to hear about the integration. Strayer Education CEO Karl McDonnell, who will be CEO of the combined organization after the closing, will be joining us as we talk more about the merger. You’ll be hearing lots more about the meeting in the next couple weeks.

FAQs: Addressing your questions

We continue to receive great questions from employees. Going forward I’ll use these updates to address them as they emerge. Here are some questions we’ve heard from several employees recently:

Q. I’ve heard that Capella is working with an outside firm to consult on the integration. Can you tell me more about that?

•	To help ensure a smooth and thorough integration, Capella and Strayer Education have enlisted the consulting firm McKinsey & Company. They have deep expertise supporting corporate mergers and have helped hundreds of companies through the integration process.

•	One of McKinsey’s initial projects is to gather data, conduct analyses, and make recommendations about the integration and the combined company going forward.

•	It’s always useful to get an outside perspective on our business, and we’re eager to see McKinsey’s recommendations. However, we’ll always use our own best judgment—our knowledge of our business, our learners, and our employees—in evaluating those recommendations.

Q. What are the next milestones for getting the merger approved by accreditors or the government?

•	We need to obtain a letter of pre-approval from the U.S. Department of Education. Capella and Strayer Education staff are engaged in that process right now.

•	The Higher Learning Commission (HLC), Capella University’s regional accreditor, is expected to discuss the merger at their June 2018 meeting. We’re hopeful that the approval itself will follow shortly after that meeting, allowing the merger closing to go ahead.

Questions? Let us know.

If you have specific questions about the integration, send them to MergerQA@share.capella.edu.We’ll do our best to address them in a future merger integration update or reach out to you directly to provide an answer.

As I get more and more into the details of the integration, my confidence about the future of our combined organization continues to grow. But I know that, along with the excitement, there is uncertainty and ambiguity for many of us. That’s totally normal during a merger process like this, and the best way to navigate through it is to remain focused on what’s right in front of us: our learners and the business operations that support their success.

Thank you for your continued commitment and professionalism.

Sincerely,

Steve Polacek

Chief Financial Officer

Bcc: *Capella All *Faculty All

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

•	Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, Strayer intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Strayer and Capella and a prospectus of Strayer, and each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.